Exhibit 99.1

Cazoo Announces Transition to Pure-Play Automotive Marketplace Business Model

London and New York, March 6, 2024 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK online used car platform which makes buying and selling a car as simple as ordering any other product online, announces its intention to transition to a marketplace business model, leveraging the strength of the Cazoo brand and the market-leading ecommerce platform it has built in online automotive retailing for the benefit of the 13,000 car dealers operating in the UK’s highly fragmented used car market.

On December 6, 2023 Cazoo completed a series of transactions to restructure its capital structure and a new Board of Directors (the “Board”) was appointed. Since their appointment, the members of the Cazoo Board have reviewed the strategic options for the Company and believe that a pivot to a pure-play marketplace business model is the best direction for Cazoo and all its stakeholders. This will leverage our key advantages: our brand, which is recognisable and trusted nationwide, and our technology platform, which provides a market leading customer experience, and which will build on the demand from customers and UK dealers to transact online.

The adoption of a marketplace model leverages Cazoo’s market-leading ecommerce platform and the more than £100 million investment in the Cazoo brand. The brand is now one of the top five most recognised UK automotive brands and has enabled Cazoo to sell close to 160,000 retail cars entirely online since 2019. The Board believes Cazoo will bring fresh opportunities for dealers in the highly fragmented used car market, providing Britain’s car dealers with an online platform to offer their vehicles to the one million consumers on average who visit Cazoo’s website every month. Cazoo will support interactions between consumers and car dealers across a variety of business models, including enabling them to use the Cazoo platform to complete their transactions fully online.

Cazoo will leverage its substantial customer and data resources, including the 185,000 valuations it provides every month to consumers looking to sell their car. Based on this and its other proprietary pricing data, Cazoo is well-positioned to offer car dealers valuable customer and market analytical insights to support their sales and marketing activities and to help them source new stock in the UK’s currently stock-constrained used car market.

To achieve this transition, beginning March 6, 2024, we will be unwinding our inventory through retail and wholesale channels. We will also make changes to our operations in line with a pure-play marketplace model, such as exiting fulfilment operations and reducing headcount to focus on our ecommerce technology platform, proprietary data, brand, and our digital marketing and commercial functions.

Paul Whitehead, Chief Executive Officer of Cazoo, said, “Transitioning Cazoo to a pure-play automotive marketplace business model leverages our key advantages: the nationally recognised and trusted Cazoo brand and the Cazoo ecommerce technology platform. We have built a data-driven business for buying and selling cars and having sold close to 160,000 cars we have demonstrated that there is robust demand for online transactions in the automotive market. Our transition means we can now offer the UK’s 13,000 car dealers the chance to put their forecourt stock in front of the one million potential customers on average who visit the Cazoo website every month. The UK used car market represents a significant opportunity for Cazoo, with approximately seven million transactions annually, worth an estimated £100 billion.

“We look forward to completing this transition and starting an exciting new chapter for Cazoo, building upon our investment in both the Cazoo brand and in our ecommerce technology platform.”

Management Change

Following the conclusion of the Board’s review of the business and with a new strategic direction agreed and in place, Paul Whitehead has made the decision that now is the right time to step back as CEO.

Paul has been with Cazoo for more than five years, having joined at its inception as Chief Operating Officer. Since his appointment as CEO, Paul has successfully focused Cazoo on the business’s core UK retail opportunity, delivered improved gross profit per unit quarter on quarter, significantly reduced costs and extended the company's cash runway. He oversaw completion of a restructure of the company's debt before leading the Board’s recent strategic review of Cazoo’s business model. Paul will step back as CEO at the end of March but will remain with Cazoo until at least mid-May as a strategic adviser to support its transition to the new business model.

Cazoo has a highly experienced Board and Executive team who have been through operational restructuring processes and will navigate the business through this transitional period.

Tim Isaacs, Chairman of Cazoo, said, “I would like to thank Paul for his immense contribution to Cazoo over five years and where more recently he has guided the business through the restructuring of the Group’s debt and successfully focusing on the UK market.

“I am very pleased Paul has agreed to stay on as a strategic adviser, as his knowledge and experience of digital marketplace businesses will be invaluable.”

Other updates

As previously disclosed, in connection with the Company’s debt/equity exchange in December 2023 the Company committed that it would remain listed on the New York Stock Exchange (the “NYSE”) until at least March 20, 2024, but would have no obligation to remain listed or registered with the Securities and Exchange Commission (“SEC”) after that date. The Company’s board has been evaluating the Company’s liquidity and cost structure, including the costs of being a publicly reporting company, and whether the benefits of being a publicly reporting and listed company outweigh the costs. As part of its efforts to conserve cash, the Company has notified the parties to its registration rights agreement that the Company may delist from the NYSE and deregister its securities in accordance with applicable SEC regulations.

The Board also continues to review strategic initiatives and focus on satisfying Cazoo’s liquidity needs.

For more information, see our Form 6-K filed with the SEC on March 6, 2024 and the exhibits attached thereto.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “may,” “will,” “would,” “could,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the Company’s ability to achieve its proposed plan in the timeframe estimated; (2) the Company’s ability to realize satisfactory prices from the sale of its vehicles; (3) the Company’s ability to successfully transition to a marketplace business model and achieve the benefits of this new business model; (4) the Company’s ability to attract a substantial number of dealers to utilize its website; (5) the Company’s ability to raise additional capital before the beginning of the second half of 2024 in order to satisfy its liquidity needs on terms acceptable to it or at all; (6) the Company’s ability to successfully engage in strategic alternatives including asset sales, mergers, sales of the business or parts thereof or joint ventures; (7) the risk that the Company’s board of directors may take actions with which shareholders disagree; (8) the Company’s ability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the indenture governing the Company’s senior secured notes; (9) attracting, training and retaining key personnel; (10) effectively promoting Cazoo’s brand and increasing brand awareness; (11) acquiring and protecting intellectual property; (12) reaching and maintaining profitability in the future; (13) global inflation and cost increases for labor, fuel, materials and services; (14) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (15) expanding Cazoo’s product offerings and introducing additional products and services; (16) enhancing future operating and financial results; (17) achieving our long-term growth goals; (18) complying with laws and regulations applicable to Cazoo’s business; (19) the volatility of the trading price of our Class A ordinary shares; (20) the impact on the trading market for the Company’s securities and decreased liquidity if the Company delists and deregisters; (21) the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future, which would make it more difficult to buy and sell securities of the Company; and (22) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Peter Bancroft, Interim Communications Director, press@cazoo.co.uk

Brunswick PR: Simone Selzer, +44 20 7404 5959

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